April 26, 2005

VIA FED EX

United States Securities and Exchange Commission
Division of Corporation Finance
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549-0406

Attention: Barbara C. Jacobs, Esq.

         Re:      SiriCOMM, Inc.
                  Registration Statement on Form SB-2
                  File No. 333-123132

Dear Ms. Jacobs:

On behalf of our client, SiriCOMM, Inc. (the "Company"), enclosed for review please find three (3) clean and marked copies of Pre-Effective Amendment No. 1 ("Amendment No. 1") to the Company's Registration Statement on Form SB-2, File No. 333-123132 (as amended, the "Registration Statement").

Amendment No. 1 reflects changes to the Registration Statement made in response to the comments of the Division of Corporation Finance (the "Staff") on the Registration Statement in its letter dated April 1, 2005 (the "Comment Letter"), to Henry P. Hoffman, the President and Chief Executive Officer of the Company.

For your convenience, we have set out each of the Staff's comments in the Comment Letter in italics, followed by the Company's response in plain text. The nature of the changes in Amendment No. 1 and the prospectus included therein is noted below.

Comment:

         Form SB-2 -Selling Shareholders

         1. Please disclose the natural persons who exercise sole or shared voting and/or investment power over Sat-Net Communications, Inc. See interpretation 4S of the Regulation S-K portion of the March 1999 supplement to the publicly available CF Telephone Interpretation manual, as well as interpretation I.60 of the July 1997 version of the telephone interpretation manual. Please confirm, if true, that Sat-Net Communications, Inc. is not an affiliate of a registered broker-dealer.

Response:

In response to the Staff's comment, and based on a questionnaire received from Sat-Net Communications, Inc., the Selling Shareholder table has been revised to reflect that Allen Wheeler, Henry Burkhalter and David Webb, the directors of Sat-Net Communications, Inc., are the natural persons who exercise voting and/or investment power over Sat-Net Communications, Inc. The Company has confirmed to us that Sat-Net Communications, Inc. is not an affiliate of a registered broker dealer.

Comment:

         Form SB-2 -Plan of Distribution

         2. We note your discussion regarding short sales. Please supplementally confirm you are aware of CF Telephone Interp.
                  A. 65 (July 1997) on this issue.

Response:

The Company has confirmed to us that it is aware of CF Telephone Interp. A. 65 (July 1997) regarding short sales.

Comment:

         Form 10-KSB for the period ended September 30, 2004 and Form 10-QSB for the quarter ended December 31, 2004 - Disclosure Controls and Procedures

         3. Your disclosure on page 29 states that there were no "significant" changes in the Company's internal controls over financial reporting during the last fiscal quarter. Please note that Item 308(c) requires disclosure of any change in the registrant's internal control over financial reporting that occurred during the registrant's last fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting. Please confirm, if true, that you met this standard for the relevant period. Alternatively, revise your disclosure to provide appropriate details about any such changes. We note that your Form 10-QSB for December 31, 2004 sets forth the required Item 308 disclosure.

Response:

The Company has confirmed to us that it met the above-described standard and that there were no changes in the Company's internal control over financial reporting that occurred during the Company's fourth fiscal quarter that materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Comment:

         4. In addition, please refer to Item 307 of Regulation S-B. Note that this disclosure item defines disclosure controls and procedures as controls and procedures designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Act is "recorded, processed, summarized and reported" in addition to being accumulated and communicated to the issuer's management as appropriate to allow timely decisions regarding required disclosure. In your response letter, please confirm, if true, that your disclosure controls and procedures met this standard for the relevant period. If you are unable to provide such confirmation, please explain. We note that your Form 10-QSB for December 31, 2004 sets forth the required Item 307 disclosure.

Response:

The Company has confirmed to us that its disclosure controls and procedures met the above-described standard for the period covered by the Company's Form 10-KSB and were designed to ensure that information required to be disclosed in the Company's reports under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported in addition to being accumulated and communicated to the Company's management to allow for timely decisions regarding required disclosure.

The Company hereby acknowledges that: (i) should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
(ii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact the undersigned at (617) 951-8411 with any questions concerning this letter.

                                                     Very truly yours,

                                                     /s/ A. Elizabeth Jetton
                                                     A. Elizabeth Jetton


cc:      Maryse Mills-Apenteng, Securities Exchange Commission
         Henry P. Hoffman, SiriCOMM, Inc.
         J. Richard Iler, SiriCOMM, Inc.
         John J. Concannon III, Esq.